SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Embark Technology, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

29079J103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 29079J103	Page 2 of 11

1	NAME OF REPORTING PERSONS Data Collective IV, L.P. (“DCVC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,186,008 shares, except that Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, may be deemed to have sole power to vote these shares, and Matthew Ocko (“Ocko”) and Zachary Bogue (“Bogue”), the managing members of DCVC IV GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,186,008 shares, except that DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole power to dispose of these shares, and Ocko and Bogue, the managing members of DCVC IV GP, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,186,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	16.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 29079J103	Page 3 of 11

1	NAME OF REPORTING PERSONS Data Collective IV GP, LLC (“DCVC IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,186,008 shares, all of which are directly owned by DCVC IV. DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole power to vote these shares, and Ocko and Bogue, the managing members of DCVC IV GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,186,008 shares, all of which are directly owned by DCVC IV. DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole power to vote these shares, and Ocko and Bogue, the managing members of DCVC IV GP, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,186,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	16.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 29079J103	Page 4 of 11

1	NAME OF REPORTING PERSONS Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000 shares.
6	SHARED VOTING POWER
		3,186,008 shares, all of which are directly owned by DCVC IV. Ocko is a managing member of DCVC IV GP, which is the general partner of DCVC IV. Ocko may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 20,000 shares.
8	SHARED DISPOSITIVE POWER
		3,186,008 shares, all of which are directly owned by DCVC IV. Ocko is a managing member of DCVC IV GP, which is the general partner of DCVC IV. Ocko may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,206,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	16.8%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 29079J103	Page 5 of 11

1	NAME OF REPORTING PERSONS Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,100 shares.
6	SHARED VOTING POWER
		3,186,008 shares, all of which are directly owned by DCVC IV. Bogue is a managing member of DCVC IV GP, which is the general partner of DCVC IV. Bogue may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 6,100 shares.
8	SHARED DISPOSITIVE POWER
		3,186,008 shares, all of which are directly owned by DCVC IV. Bogue is a managing member of DCVC IV GP, which is the general partner of DCVC IV. Bogue may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,192,108
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	16.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 29079J103	Page 6 of 11

ITEM 1(A).	NAME OF ISSUER

Embark Technology, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

321 Alabama Street San Francisco, CA 94110

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Data Collective IV, L.P., a Delaware limited partnership (“DCVC IV”), Data Collective IV GP, LLC, a Delaware limited liability company (“DCVC IV GP”), Matthew Ocko (“Ocko”) and Zachary Bogue (“Bogue”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o DCVC Management Co, LLC 270 University Avenue Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

29079J103

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2022:

CUSIP # 29079J103	Page 7 of 11

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of DCVC IV and the limited liability company agreement of DCVC IV GP the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

CUSIP # 29079J103	Page 8 of 11

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 29079J103	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Data Collective IV, L.P.

By:	Data Collective IV GP, LLC
Its:	General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective IV GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue

CUSIP # 29079J103	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP # 29079J103	Page 11 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Embark Technology, Inc. shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.